JINPAN INTERNATIONAL LIMITED

November 12, 2009

Via Edgar and Federal Express

Jay Mumford

Senior Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Jinpan International Limited
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed June 10, 2009
File No. 001-14742

Dear Mr. Mumford:

Set forth herein are our responses to the comments in the letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 30, 2009, with respect to our Form 20-F (the “Form 20-F”) filed on June 10, 2009.

For your convenience, we have reprinted the Commission’s comments below prior to our responses.

Item 3. Key Information, page 2

A. Selected Financial Data, page 2

1.         As we requested in our previous comment letter, please revise future filings to disclose the dividends declared per share information required by Item 3(A)(2) of Form 20-F or tell us why you do not believe such disclosure is necessary.

We will revise our future filings to disclose the dividends declared per share information required by Item 3(A)(2) of the Form 20-F.

390 Veterans Boulevard, Carlstadt, N.J.  07072

Tel: (201) 460-8778 • www.jstusa.net • Fax: (201) 460-8775

Jinpan International Limited

November 12, 2009

Item 7. Major Shareholders and Related Party Transactions, page 53

A. Major Shareholders, page 53

2.         We note that you have not included Mr. Du in your Major Shareholders table on page 53. Please disclose Mr. Du’s beneficial ownership in future filings or tell us why you believe that his ownership should not be disclosed.

We will revise future filings to disclose the beneficial ownership of Mark Du, our chief financial officer, in our common shares.

Item 15. Controls and Procedures, page 64

(a) Disclosure Controls and Procedures, page 64

3.         We note your disclosure that your “[your] Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.” Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(c).

We will revise our future filings to include, if true, that our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

390 Veterans Boulevard, Carlstadt, N.J.  07072

Tel: (201) 460-8778 • www.jstusa.net • Fax: (201) 460-8775

Jinpan International Limited

November 12, 2009

(d) Changes in Internal Controls Over Financial Reporting, page 65

4.         Please revise your disclosure concerning changes in your internal control over financial reporting in future filings to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarterthat has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

Item 15(d) of Form 20-F requires that we “[d]isclose any change in [our] internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially effect, [our] internal control over financial reporting.” (Emphasis added.) Thus, we believe that our statement in the Form 20-F that, “[t]here have been no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F...” is proper. In addition, Item 308(c) does not apply to foreign private issuers filing an annual report on Form 20-F.

Item 19. Exhibits, page 68

5.         We note it does not appear you have filed all required exhibits, For example, please either file as exhibits the “material agreements” you identify in your disclosure on page 30 of your Form 20-F or provide your analysis as to why you are not required to file such exhibit, citing all authority on which you rely. In addition, please file the agreement you refer to on page 60 of your Form 20-F for the acquisition of your Shanghai manufacturing facility or provide your analysis as to why such filing is not required.

The material agreements identified under the heading “Material Agreements” within Item 4.B of our Form 20-F are being filed on the date hereof as exhibits to a Report of Foreign Private Issuer on Form 6-K.

There was no agreement entered into to acquire the land and buildings which comprise our Shanghai facility. We acquired the Shanghai facility pursuant to a court order issued by the Shanghai Qingpu District People’s court, which merely states the acquisition price and that we have won the bid to purchase the property and does not add to our description contained in the Form 20-F. We are not filing this court order as a material agreement.

390 Veterans Boulevard, Carlstadt, N.J.  07072

Tel: (201) 460-8778 • www.jstusa.net • Fax: (201) 460-8775

Jinpan International Limited

November 12, 2009

Financial Statements

Consolidated Statements of Cash Flows, page F-6

6.         We note that the effect of exchange rate changes of 998, 2,214 and (42) RMB for the years ended December 31, 2008, 2007 and 2006, respectively, is as same as your foreign currency translation adjustments on your consolidated statements of stockholders’ equity in the corresponding years. Please note that a statement for cash flows of an enterprise with foreign currency transactions or foreign operations shall report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows. Refer to paragraph 1 of FASB ASC 830-230-45 (paragraph 25 of SFAS 95) and please explain to us why the exchange rate changes on the consolidated statements of cash flows are [the] same as the foreign currency translation adjustments on your consolidated statements of stockholders’ equity. Please revise any future filings if necessary.

We will revise future filings to report the reporting currency equivalent of our foreign currency cash flows using the exchange rates in effect at the time of the cash flows pursuant to paragraph 1 of FASB ASC 830-230-45 (paragraph 25 of SFAS 95).

7.         Also in this regard, confirm the information under the “US$” column is the 2008 information as opposed to the 2006 information. Revise your future filings if necessary.

We confirm that the information under the “US$” column on page F-6 represents information for 2008 and not 2006.

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390 Veterans Boulevard, Carlstadt, N.J.  07072

Tel: (201) 460-8778 • www.jstusa.net • Fax: (201) 460-8775

Jinpan International Limited

November 12, 2009

We acknowledge the following in connection with our responses to the Commission’s letter dated October 30, 2009:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Regards,

Jinpan International Limited

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Andri Boerman

Julie Sherman

Gabriel Eckstein

U.S. Securities and Exchange Commission

Henry I. Rothman

Elizabeth Y. Cho

Troutman Sanders LLP

390 Veterans Boulevard, Carlstadt, N.J.  07072

Tel: (201) 460-8778 • www.jstusa.net • Fax: (201) 460-8775